

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 28, 2006

Ms. Katie Fung
Chief Financial Officer
Peak International Ltd.
38507 Cherry Street
Unit G, Newark, California 94560

> **RE: Form 10-K for the Fiscal Year ended March 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended June 30, 2005, September 30, 2005 and December 31, 2005**
> **File No. 0-29332**

Dear Ms. Fung:

We have reviewed your response letter dated January 30, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended March 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

<u>Note 21 – Segment Information, page F-22</u>

2. We have reviewed your response to comment 4. Your disclosure under Item 1 (Business) indicates that you serve two different and distinct markets and that you provide a broad range of products. Given this, it is unclear how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources on a consolidated basis. We previously requested that you provide us with a copy of the reports that are given to the chief operating decision maker on a regular basis to assess performance and make decisions regarding the allocation of resources. In response to our request, you provided us only with a sample master production schedule that you attached as Annex A. Please provide us with all reports your chief operating decision maker receives on a regular basis; this should include the financial information provided to them.

<u>Form 10-Q for the period ended December 31, 2005</u>

<u>Item 2. Management's Discussion and Analysis</u>

<u>Gross Profit, page 14</u>

3. You state that you had favorable write-backs of inventory reserve in the third quarter of 2005 and third quarter of 2006 of $300,000. You also state that there was a favorable write-back of inventory reserve for the nine months ended December 31, 2005 of $600,000. Please clarify what you mean by write-back, and tell us how you determined it was appropriate to write-back the inventory reserves. Please also address how this accounting treatment complies with SAB Topic 5: BB.

<u>Notes to Financial Statements</u>

<u>Note 14 – Asset to be Disposed of by Sale/Other Income, page 12</u>

4. It appears that the gain of $2,189,000 recorded during the quarter ended June 30, 2005 is related to the sale of property and the corresponding land use right. Please clarify. If so, please tell us how you determined it was appropriate to

exclude this gain from your loss from operations on your statements of operations given the guidance of paragraph 45 of SFAS 144.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief